March 6, 2014

Dale Dixon

Dale.dixon@kutakrock.com

(402) 346-6000

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Ms. Rolaine S. Bancroft

Re:	WFB Funding, LLC

Amendment No. 2 to Registration Statement on Form S-3

Filed February 7, 2014

File No. 333-192577, 333-192577-01 and 333-192577-02

Ladies and Gentlemen:

On behalf of WFB Funding, LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the above-captioned registration statement on Form S-3 (the “Registration Statement”), including exhibits, which is marked to show changes from Amendment No. 2 to the Registration Statement that was filed with the Commission on February 7, 2014.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Sean B. Baker, dated February 27, 2014. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Registration Statement on Form S-3

Prospectus Supplement

Annex I, page A-I-1

1.	While we note that you have disclosed the maximum note principal balance available under each outstanding series of variable funding notes, please revise to indicate that you will disclose the outstanding principal balance under each of these series so that investors may understand the actual amount of debt of the issuing entity that is outstanding as well as the proportion of the available maximum principal amount being utilized.

Securities and Exchange Commission

March 6, 2014

Response: In response to this comment, we have revised the disclosure on Annex I to indicate, for each outstanding series of variable funding notes, the maximum note principal balance and the outstanding note principal balance of such series as a whole and of each class of notes in such series.

2.	While we note your revision in response to comment one of our letter dated January 30, 2014 that the reference rate for the variable funding notes floating interest rate is the applicable commercial paper rate if the variable funding notes are being funded by a commercial paper conduit, or one-month LIBOR if the variable funding notes are being funded other than by a commercial conduit, more detail should be provided so that investors are able to calculate the cost of all of the issuing entity’s outstanding debt. For each of the three outstanding series of variable funding notes referenced in Annex I, please disclose the following:

•	Which index is used for each series;

•	What, if any, spread is applied in addition to these rates;

•	In the case of a series funded by a commercial paper conduit, the identity of the sponsor of the conduit.

Response: In response to this comment, we have revised the disclosure on Annex I so that investors will be able to calculate the highest possible cost of the issuing entity’s outstanding variable funding notes. Accordingly, we have specified the applicable reference rates for the Class A notes of each outstanding series of variable funding notes. In each case, the reference rate generally will be the commercial paper rate or one-month LIBOR, but could be the prime rate. The registrant believes the prime rate will generally represent the highest possible reference rate for each series of variable funding notes. For example, the one-month LIBOR rate is currently approximately 0.155%, the commercial paper rate is currently approximately 0.248%, and the prime rate is currently approximately 3.25%. We have also disclosed that with respect to the Class A notes of each outstanding series of variable funding notes, the interest rate includes a margin which varies but does not exceed a specified maximum. We have also specified that each other class of variable funding notes is held by World’s Foremost Bank, and that the applicable interest rate for such classes is 0.00%.

We have not disclosed the identity of each reference bank with respect to the prime rate because each such reference bank is a large, money center bank and the registrant believes that the prime rate does not vary materially among such banks and is readily available to the public. Accordingly, we do not believe the identity of the reference bank would be material to investors’ ability to calculate the highest possible cost of such series of variable funding notes. We have not disclosed any spread applicable to any series of variable funding notes which may be less than the specified maximum, because such lower spreads would not be material to investors’ ability to calculate the highest possible cost of such series of variable funding notes. We have not disclosed the identity of the conduit sponsor in the case of any series funded by a commercial paper conduit because, as indicated above,

Securities and Exchange Commission

March 6, 2014

the registrant believes that the commercial paper rate will be substantially lower than the prime rate. Accordingly, we do not believe the identity of the conduit sponsor would be material to investors’ ability to calculate the highest possible cost of any series of variable funding notes funded by a commercial paper conduit.

We respectfully note that the disclosure added by the registrant in response to this comment exceeds the disclosure provided by other issuers in this market segment regarding their variable funding notes.

Base Prospectus

Allocations, page 26

3.	Please revise to disclose how the calculations for determining the allocation amount and allocation percentages for each series of outstanding securities differs from those calculations for the notes being registered. See Item 1113(a)(2) of Regulation AB.

Response: In response to this comment, we have added the requested disclosure with respect to the outstanding series of variable funding notes and term notes under the headings “Description of Series Provisions – Allocation Amount” and “— Allocation Percentages” in the prospectus supplement.

Variable Funding Notes, page 55

4.	Please revise to provide disclosure about the early redemption and default events for the outstanding variable funding notes, in particular whether they differ from the early redemption and default events for the term notes. If they differ, revise to provide disclosure of those differences.

Response: In response to this comment, we have added the requested disclosure with respect to the outstanding series of variable funding notes under the headings “Description of Series Provisions – Early Redemption Events” and “— Events of Default” in the prospectus supplement. We have also added a cross-reference to this disclosure in the risk factor entitled “The bank depends on access to funding under variable funding notes to fund new receivables” in the base prospectus.

5.	In addition, revise to clarify elsewhere, as appropriate, if the early redemption and default events for the outstanding term notes differ from those that are being registered.

Response: In response to this comment, we have added the requested disclosure with respect to the outstanding series of term notes under the headings “Description of Series

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March 6, 2014

Provisions – Early Redemption Events” and “— Events of Default” in the prospectus supplement.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon, III

H. Dale Dixon, III

Cc: Ms. Kayla Florio